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Rosanna Landis Weave @LandisWeaver  Jul 20

Teamsters take on McKesson on pay & role in opioid crisis.

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Rosanna Landis Weave @LandisWeaver  Jul 20

Wtih TSR in the 7th percentile of peers, McKesson's comp directors gave the CEO's bonus extra juice:

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Rosanna Landis Weave @LandisWeaver  24m24 minutes ago

Gretchen Morgenson takes on McKesson Hard Questions for a Company at the Center of the Opioid Crisis

IBT Cap Strategies @TeamstersDC  26m26 minutes ago

#Teamsters ask Hard Questions of a Company at the Center of the #OpioidCrisis https://nyti.ms/2txomsr  #corpgov $MCK #execpay

[The link above is to a New York Times column by Gretchen Morgenson entitled Hard Questions of a Company at the Center of the Opioid Crisis.]

IBT Cap Strategies @TeamstersDC  Jul 18

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Top proxy advisory firms take aim at McKesson #execpay in wake of #opioidcrisis #corpgov. ISS,GL AGAINST #sayonpay FOR #teamster ind chair

IBT Cap Strategies @TeamstersDC  Jul 17

2013 Redux at McKesson? ISS+Glass Lewis recommending against #sayonpay #execpay #corpgov $MCK see #teamsters Vote no https://www.sec.gov/Archives/edgar/data/927653/000137773917000028/mck17votenofinal.htm …

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